1030 W. Canton Ave., Suite 100	Winter Park, FL 32789

Telephone: 407-333-7440	www.ruthschris.com

October 29, 2013

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:          Ruth’s Hospitality Group, Inc.

Form 10-K for the Year Ended December 30, 2012

Filed March 13, 2013

File No. 000-51485

Dear Ms. Cvrkel:

We are responding to the letter from the staff of the Securities and Exchange Commission (the “Staff”) to Ruth’s Hospitality Group, Inc., dated October 16, 2013, regarding our Annual Report on Form 10-K for the fiscal year ended December 30, 2012. We understand the importance of providing full, accurate and transparent filings and appreciate the Staff’s comment in an effort to improve our public disclosures. For ease of review, we repeat the Staff’s comment below in boldface, and our response follows directly below the Staff’s comment.

Note 2. Summary of Significant Accounting Policies (v) Segment Reporting, Page F-11

1.

We note your response to our prior comment number one. Please file on Form 8-K information informing your investors of the change in reportable segments which will be reflected prospectively in your next Form 10-Q for the quarter ended September 30, 2013 and the reason(s) thereof. Please be advised that should you file a Securities Act or Exchange Act registration statement prior to filing your Form 10-K for the fiscal year ended December 31, 2013, you will need to file audited retroactively revised financial statements for the pre-event periods which may be also filed on Form 8-K. Please confirm your understanding of this matter in your next response to us.

Response: In response to the Staff’s comment, we have filed a Form 8-K informing our investors of the requested change in our reportable segments that will be reflected prospectively in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2013 and the reasons for that change. We also respectfully confirm our understanding that, should we file a Securities Act or Exchange Act registration statement prior to filing our Annual Report on Form 10-K for the fiscal year ended December 29, 2013, we will need to file audited retroactively revised financial statements on Form 8-K.

We appreciate the Staff’s comment and hope that the foregoing has been responsive to it.

If you have any questions about our response, please feel free to contact me at (407) 829-3434.

Sincerely,

/s/ Arne G. Haak

Arne G. Haak

Executive Vice President and Chief Financial

Officer of Ruth’s Hospitality Group, Inc.

2